September 30, 2024

Via EDGAR

Ms. Pearlyne Paulemon

Mr. Sebastian Gomez Abero

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equifax Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-06605

Dear Ms. Paulemon and Mr. Abero,

We have reviewed the comment letter dated September 16, 2024 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filing by Equifax Inc. (the “Company”). In this letter, we are providing a response to the Staff’s comment. To assist your review, we have included the text of the Staff’s comment below in italicized type followed by the Company’s response.

Annual Report on Form 10-K for fiscal year ended December 31, 2023

Item 1C. Cybersecurity, page 26

1.

We note your senior leadership team consisting of your CEO and his direct reports (SLT) is responsible for setting the tone for strategic growth, effective operations and risk mitigation at the management level, as well as, the overall managerial responsibility for confirming that the information security program functions in a manner that meets the needs of Equifax. We also note that you described the relevant expertise of your CISO but not of the other members of the SLT. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of Regulation S-K.

Response

We respectfully acknowledge the Staff’s comment above. While our senior leadership team (“SLT”) has responsibility for risk management at the managerial level and overall managerial responsibility for the various programs of the Company, including information security, our Chief Information Security Officer (“CISO”) is the management position responsible for assessing and managing material risks from cybersecurity threats under Item 106(c)(2)(i) of Regulation S-K. In future filings, we will clarify that the CISO is the management position responsible for assessing and managing material risks from cybersecurity threats.

* * *

Please contact me at (404) 885-8000 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John J. Kelley III
John J. Kelley III
Executive Vice President, Chief Legal Officer and Corporate Secretary

cc:	Mark W. Begor, Chief Executive Officer

John W. Gamble, Jr., Executive Vice President, Chief Financial Officer and Chief Operations Officer

John B. Beckman, Esq., Hogan Lovells US LLP